For the fiscal year ended September 30, 2007.
File number 811-07343
The Prudential Investment Portfolios, Inc.


SUB-ITEM 77D
Policies With Respect to Security Investment


The Prudential Investment Portfolios, Inc.
Dryden Active Allocation Fund

Supplement dated May 31, 2007
to the Prospectus and Statement of
Additional Information (SAI) dated November 30, 2006

_______________________________________________________________________

The Board of Directors of The Prudential Investment Portfolios,
Inc. recently approved changes to certain of the investment policies of the Dryden Active Allocation Fund (the Fund). These changes are described below.

Derivatives

The Fund currently may invest in derivatives, including swaps, in varying amounts. This policy will change to permit the Fund to invest in all types of derivatives (including swaps) up to 25% of the Fund's net assets.

To reflect this change the "Derivatives" table appearing in the section of the Prospectus entitled "How the Fund Invests-Investment Risks" is revised by changing the amount of Fund assets that may be invested in derivatives (including swaps) to 25% of net Fund assets.

Short Sales

The Fund currently may enter into short sales up to 25% of net assets, although usually less than 10% with respect to short sales against-the-box. The Fund currently may enter into uncovered short sales up to 5% of total Fund assets. This policy will change to permit the Fund to enter into short sales up to 25% of net Fund assets, with no limitation on the amount of Fund assets that may be committed to short sales against-the-box.

To reflect this change, the "Short Sales" table appearing in the section of the Prospectus entitled "How the Fund Invests-Investment Risks" is revised by changing the amount of Fund assets that may be invested in short sales to 25% of net Fund assets, and removing the limitation of 10% applicable to short sales against-the box and the limitation of 5% of total Fund assets applicable to uncovered short sales.

Borrowing and Leverage

The Fund may borrow through forward rolls, dollar rolls or reverse repurchase agreements in the future, as circumstances warrant.

To reflect this change, the section of the Prospectus entitled "How the Fund Invests-Other Investments and Strategies" is revised by adding the following new discussion:

Reverse Repurchase Agreements . The Fund may use reverse repurchase agreements, where the Fund sells a security with an obligation to repurchase it at an agreed-upon price and time. Reverse repurchase agreements that involve borrowing to take advantage of investment opportunities, a practice known as leverage , could magnify losses. If the Fund borrows money to purchase securities and those securities decline in value, then the value of the Fund's shares will decline faster than if the Fund were not leveraged. In addition, interest costs and investment fees relating to leverage may exceed potential investment gains.

Dollar Rolls . The Fund may enter into dollar rolls in which the Fund sells securities to be delivered in the current month and repurchases substantially similar (same type and coupon) securities to be delivered on a specified future date by the same party. The Fund is paid the difference between the current sales price and the forward price for the future purchase as well as the interest earned on the cash proceeds of the initial sale.

To further reflect this change, Part II of the SAI is revised by deleting the last sentence of the section entitled "Borrowing and Leverage" and substituting the following new sentence:


Certain funds may borrow through forward rolls, dollar rolls or reverse repurchase agreements.


Swap Agreements

The SAI currently provides in Part II, in the section entitled "Swap Agreements," that the Fund's net obligations in respect of all swap agreements is limited to 15% of net assets. As discussed above under "Derivatives," the Fund has adopted a uniform investment limitation of 25% of net Fund assets with respect to all derivatives, including swap agreements.
Accordingly, to reflect this change, Part II of the SAI is revised by deleting the last sentence of the section entitled "Swap Agreements" and substituting the following new sentence:

Unless otherwise noted, a Fund's net obligations in respect of all swap agreements (i.e., the aggregate net amount owned by the Fund) is limited to 15% of net
Fund assets.







LR00161